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Exhibit 3.1


              Amendment to the Bylaws of Hemagen Diagnostics, Inc.

         The following amendments to the bylaws of Hemagen Diagnostics, Inc. (the "Corporation") were adopted at a meeting of the Board of Directors of the Corporation on July 2, 1999.

         1. AMENDMENT OF ARTICLE VII. Article VII of the Bylaws of the Corporation is hereby amended to read in its entirety as follows:

Article VII. Indemnification

                  "Indemnitees" are persons who may indemnified by a Delaware corporation pursuant to the provisions of Section 145 of the General Corporation Law of the State of Delaware, namely, any person, or the heirs, executors, or administrators of such person, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is or was a director, officer, employee, or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee, or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise. The Corporation shall, and is hereby obligated to, indemnify the Indemnitees, and each of them, in each and every situation where the Corporation is obligated to make such indemnification pursuant to the aforesaid statutory provisions. The Corporation shall, and is hereby obligated to, indemnify the Indemnitees, and each of them, in each and every situation where, under the aforesaid statutory provisions, the Corporation is not obligated, but is nevertheless permitted or empowered, to make such indemnification.

                  The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnitee in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Indemnitee to repay all amounts advanced if it should be ultimately determined that the Indemnitee is not entitled to be indemnified under this Article VII or otherwise.


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         1. AMENDMENT OF ARTICLE XI. Article XI of the Bylaws of the Corporation
is hereby amended to read in its entirety as follows:

Article XI. Amendments

                  The Board of Directors shall have the power to alter, amend and repeal these Bylaws and to adopt new Bylaws by an affirmative vote of a majority of the whole Board, provided that notice of the proposal to alter, amend or repeal these Bylaws or to adopt new Bylaws must be included in the notice of the meeting of the Board of Directors at which such action takes place. The stockholders shall also have the power to alter, amend or repeal these Bylaws and to adopt new Bylaws, except that any such alteration, amendment or repeal shall be made by the holders of at least two-thirds of the outstanding shares of the Common Stock of the Corporation.